NO ACT

PE
2-11-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10010643

February 17, 2010

Richard J. Grossman
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522

Received SEC
FEB 17 2010
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-17-2010

Re: Questar Corporation

Dear Mr. Grossman:

This is in regard to your letters dated February 11, 2010 and February 17, 2010 concerning the shareholder proposal submitted by Trillium Asset Management Corporation and Calvert Asset Management Company, Inc. for inclusion in Questar's proxy materials for its upcoming annual meeting of security holders. Your letters indicate that the proponents have withdrawn the proposal, and that Questar therefore withdraws its January 11, 2010 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Charles Kwon
Special Counsel

cc: Shelley Alpern
Director of Social Research and Advocacy
Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, MA 02111-2809

Amy D. Augustine
Manager, Diversity and International Labor Relations
Calvert Asset Management Company, Inc.
4550 Montgomery Avenue
Bethesda, MD 20814

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February 17, 2010

VIA E-MAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

RE: Questar Corporation – Withdrawal of Request for Omission of Shareholder Proposal

Dear Sir or Madam:

Reference is made to the letter dated February 11, 2010 on behalf of our client, Questar Corporation, a Utah corporation (the "Company"), requesting the withdrawal of the Company's request, dated January 11, 2010, that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission concur with the Company's view that the shareholder proposal and supporting statement (the "Proposal") submitted by Trillium Asset Management Corporation ("Trillium") and supported by Calvert Asset Management Company, Inc. ("Calvert"), may properly be omitted from the Company's proxy materials for its 2010 annual meeting of shareholders. Attached hereto is a letter from Calvert advising the Company of its withdrawal of the Proposal.

If the Staff has any questions regarding the foregoing, please contact the undersigned at (212) 735-2116.

Very truly yours,



Richard J. Grossman

cc: Abby Jones, Esq., Questar Corporation
Shelley Alpern, Trillium Asset Management Corporation
Amy Augustine, Calvert Asset Management Company, Inc.



4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

February 12, 2010

Thomas C. Jepperson
Vice President and General Counsel
Questar Corp.
180 East 100 South Street
PO Box 45433
Salt Lake City, UT 84145-0433

Via overnight mail

Dear Mr. Jepperson:

On behalf of Calvert Asset Management Company, Inc. ("Calvert"), we hereby withdraw our shareholder proposal concerning Questar's equal employment policies. We understand Trillium Asset Management Corporation has already submitted its withdrawal letter.

While we find ourselves in disagreement with Questar's evaluation of the merits of adding gender identity/expression to the company's non-discrimination and non-harassment policies, we appreciate the investment of time and resources that you have made to research and understand our proposal. We hope to revisit the matter with you prior to the shareholder proposal filing deadline for the 2011 proxy season, and would be happy to arrange a conversation with transgender rights advocates who can discuss the nuances of the definitional questions and legal concerns that the proposal has raised within Questar.

We look forward to continuing our dialogue with you in the coming year. If you have any questions or concerns, please feel free to contact me at 301.961.4754 or via email at amy.augustine@calvert.com.

Sincerely,

Amy D. Augustine

Amy D. Augustine
Manager, Diversity and International Labor Relations

cc: Abby Jones, Vice President, Compliance & Corporate Secretary, Questar
Shelley Alpern, Director of Social Research and Advocacy, Trillium Asset Management Corporation

From:	Grossman, Richard J [Richard.Grossman@skadden.com]
Sent:	Wednesday, January 13, 2010 1:05 PM
To:	shareholderproposals
Cc:	'Abby Jones'; 'salpern@trilliuminvest.com'; 'amy.augustine@calvert.com'
Subject:	Supplemental Correspondence
Attachments:	Shareholder Proposal Questar 12.8.2009.pdf

Reference is made to the no action request letter submitted on behalf of Questar Corporation on January 11, 2010 with respect to a shareholder proposal submitted by Trillium Asset Management and co-sponsored by Calvert Asset Management Company. Attached hereto is the correspondence received by Questar from Calvert indicating that Calvert is co-sponsoring the proposal.

Richard J. Grossman
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square | New York | 10036-6522
T: 212.735.2116 | F: 917.777.2116
richard.grossman@skadden.com



4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

December 8, 2009

Thomas C. Jepperson
Vice President and General Counsel
Questar Corp.
180 East 100 South Street
PO Box 45433
Salt Lake City, UT 84145-0433

Dear Mr. Jepperson:

Calvert Asset Management Company, Inc. ("Calvert"), a registered investment advisor, provides investment advice for the 54 mutual funds sponsored by Calvert Group, Ltd., including 23 funds that apply sustainability criteria. Calvert currently has over $14 billion in assets under management.

Calvert Social Investment Fund Enhanced Equity Portfolio, Calvert Social Index Fund, Calvert Large Cap Growth Fund, Calvert Social Investment Fund Equity Portfolio and Calvert Variable Series, Inc. Social Equity Portfolio are each beneficial owners of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation available upon request). Furthermore, these Funds have held these securities continuously for at least one year, and it is Calvert's intention that the Funds continue to own shares in the Company through the date of the 2010 annual meeting of shareholders.

We are notifying you, in a timely manner, that Calvert, on behalf of the Funds, is presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

As long-standing shareholders, we are filing the enclosed resolution requesting that the Company implement equal employment opportunity policies prohibiting discrimination based on sexual orientation and gender identity.

We understand that Shelly Alpern on behalf of Trillium Asset Management Corporation is submitting an identical proposal. Calvert recognizes Trillium Asset Management Corporation as the lead filer and intends to act as a co-sponsor of the resolution. Ms. Alpern has agreed to coordinate contact between the Company and other shareholders filing the proposal, including Calvert, and is also authorized to withdraw the resolution on Calvert's behalf. However, Calvert would like to receive copies of all correspondence sent to Ms. Alpern as it relates to the proposal. In this regard, please direct any correspondence to Amy Augustine, at 301.961.4754, or contact her via email at amy.augustine@calvert.com.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Lancelot A. King, Esq.
Assistant Vice President

Cc: Shelley Alpern, Vice President, Director, Social Research & Advocacy, Trillium Asset Management Corporation

Bennett Freeman, Senior Vice President for Sustainability Research and Policy, Calvert Asset Management Company, Inc.

Stu Dalheim, Director of Shareholder Advocacy, Calvert Asset Management Company, Inc.

Amy Augustine, Senior Sustainability Analyst, Calvert Asset Management Company, Inc.

Enclosures: Resolution Text

QUESTAR CORP. - NONDISCRIMINATION POLICY

Whereas: Questar does not explicitly prohibit discrimination based on sexual orientation and gender identity (or gender expression) in its written employment policy;

Over 87% of the Fortune 500 companies have adopted written nondiscrimination policies prohibiting discrimination on the basis of sexual orientation, as have more than 97% of Fortune 100 companies, according to the Human Rights Campaign. Nearly 70% of the Fortune 100 and over 40% of the Fortune 500 now prohibit discrimination based on gender identity or expression;

We believe that corporations that prohibit discrimination on the basis of sexual orientation and gender identity or expression have a competitive advantage in recruiting and retaining employees from the widest talent pool;

According to a June 2008 survey by Harris Interactive and Witeck-Combs, 65% of gay and lesbian workers in the United States reported facing some form of job discrimination related to sexual orientation. An earlier survey found that almost one out of every 10 gay or lesbian adults also reported that they had been fired or dismissed unfairly from a previous job, or pressured to quit a job, because of their sexual orientation;

Twenty-one states, the District of Columbia, and more than 180 cities and counties, have laws prohibiting employment discrimination based on sexual orientation; 12 states, the District of Columbia, and more than 104 cities and counties have laws prohibiting employment discrimination based on sexual orientation and gender identity or expression;..

Minneapolis, San Francisco, Seattle and Los Angeles have adopted legislation restricting business with companies that do not guarantee equal treatment for gay and lesbian employees; the City of Minneapolis's nondiscrimination laws reference both sexual orientation and gender identity;

Our company has operations in and makes sales to institutions in states and cities that prohibit discrimination on the basis of sexual orientation;

A growing number of companies in the energy sector, such as BP and Chevron, explicitly prohibit sexual orientation in their written policies;

National public opinion polls consistently find more than three quarters of the American people support equal rights in the workplace for gay men, lesbians and bisexuals. In a Gallup poll conducted in May 2007, 89% of respondents favored equal opportunity in employment for gays and lesbians.

Resolved: The Shareholders request that Questar amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and gender identity or expression and substantially implement the policy.

Supporting Statement: Employment discrimination on the basis of sexual orientation and gender identity diminishes employee morale and productivity. Because state and local laws are inconsistent with respect to employment discrimination, our company would benefit from a consistent, corporate-wide policy to enhance efforts to prevent discrimination, resolve complaints internally, access employees from the broadest talent pool, and ensure a respectful and supportive atmosphere for all employees. Questar will enhance its competitive edge by joining the growing ranks of companies guaranteeing equal opportunity for all employees.

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February 11, 2010

VIA E-MAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

RE: Questar Corporation – Withdrawal of Request for Omission of Shareholder Proposal

Dear Sir or Madam:

We are writing on behalf of our client, Questar Corporation, a Utah corporation (the "Company"), to withdraw the Company's request, dated January 11, 2010, that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission concur with the Company's view that the shareholder proposal and supporting statement (the "Proposal") submitted by Trillium Asset Management Corporation ("Trillium") and supported by Calvert Asset Management Company, Inc. (Calvert, and together with Trillium, the "Proponents"), may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2010 annual meeting of shareholders. Attached hereto is a letter from Trillium advising the Company that it is withdrawing the Proposal. On February 9, 2010, the Company received an e-mail from Calvert confirming that the Proponents will be withdrawing the Proposal and as such the Proposal will not be included in the Proxy Materials.

If the Staff has any questions regarding the foregoing, please contact the undersigned at (212) 735-2116.

Very truly yours,



Richard J. Grossman

cc: Abby Jones, Esq., Questar Corporation
Shelley Alpern, Trillium Asset Management Corporation
Amy Augustine, Calvert Asset Management Company, Inc.

TRILLIUM ASSET MANAGEMENT
25 Years of Investing for a Better World®

Trillium Asset Management Corporation
www.trilliuminvest.com

February 4, 2010

Thomas C. Jepperson
Vice President and General Counsel
Questar Corp.
180 East 100 South Street
PO Box 45433
Salt Lake City, UT 84145-0433

Via overnight mail

Dear Mr. Jepperson:

On behalf of our client Louise B. Rice, Trillium Asset Management Corporation ("Trillium") hereby withdraws our shareholder proposal concerning Questar's equal employment policies. The Calvert Group will be submitting a withdrawal letter as well.

While we find ourselves in disagreement with Questar's evaluation of the merits of adding gender identity/expression to the company's non-discrimination and non-harassment policies, we appreciate the investment of time and resources that you have made to research and understand our proposal. We hope to revisit the matter with you prior to the shareholder proposal filing deadline for the 2011 proxy season, and would be happy to arrange a conversation with transgender rights advocates who can discuss the nuances the definitional questions and legal concerns that the proposal has raised within Questar. I will follow up to discuss this possibility.

Sincerely,



Shelley Alpern
Director of Social Research and Advocacy

cc: Amy Augustine, Calvert Group

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January 11, 2010

VIA E-MAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

RE: Questar Corporation -- Omission of Shareholder Proposal Submitted by Trillium Asset Management Corporation and Calvert Asset Management Company, Inc.

Dear Sir or Madam:

We are writing on behalf of our client, Questar Corporation, a Utah corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal and supporting statement (the "Proposal") submitted by Trillium Asset Management Corporation ("Trillium") and supported by Calvert Asset Management Company, Inc. (the "Proponents"), may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2010 annual meeting of shareholders.

In accordance with Section C of Staff Legal Bulletin No. 14D (CF) (November 7, 2008) ("SLB No. 14D"), we are e-mailing to the Staff (i) this letter and (ii) the Proposal and cover letter from Trillium dated December 8, 2009 submitted by Trillium and attached hereto as Exhibit A. In accordance with Rule 14a-8(j)(1), a copy of this submission is being sent simultaneously to the Proponents. The Company agrees to promptly forward to the Proponents any response from the Staff to this no-action request that the Staff transmits by e-mail or facsimile to only the Company. Finally, Rule 14a-8(k) and Section E of SLB No. 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponent elects to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company.

I. THE PROPOSAL

The Proposal reads as follows:

> **Resolved:** The Shareholders request that Questar amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and gender identity or expression and substantially implement the policy.

The Company requests that the Staff concur with the Company's view that the Proposal may be excluded from the Proxy Materials, because, in violation of Rule 14a-8(i)(3), (i) the Proposal is materially false and misleading in violation of Rule 14a-9 and (ii) the Proposal is impermissibly vague and indefinite and therefore materially false and misleading in violation of Rule 14a-9.

II. BASIS FOR EXCLUDING THE PROPOSAL

A. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because it is Materially False and Misleading in Violation of Rule 14a-9

1. *Background of Relief Under Rule 14a-8(i)(3)*

Rule 14a-8(i)(3) permits a company to omit a shareholder proposal and related supporting statement from its proxy materials if the "proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials." The Staff has concurred that a company may properly exclude entire shareholder proposals and supporting statements if they contain false and misleading statements or omit material facts necessary to make such statements not false and misleading. *See Entergy Corp.* (February 14, 2007) (permitting exclusion entire proposal which contained false and misleading statements relating to management and the board); *The Swiss Helvetia Fund, Inc.* (April 3, 2001) (permitting exclusion of entire proposal due to unsupported statements suggesting that directors may have violated, or may choose to violate, their fiduciary duties); and *General Magic Inc.* (May 1, 2000) (permitting exclusion of proposal relating to change of name of company which contained false and misleading statements). According to Section B.4 of Staff Legal Bulletin No. 14B (CF) (September 15, 2004) ("SLB No. 14B"), the Staff "may find it appropriate for companies to exclude the entire proposal, supporting statement, or both as materially false or misleading if a proposal or supporting statement would require detailed and extensive editing in order to bring it into compliance with the proxy rules." As discussed below, the Company believes that the entire Proposal should be excluded pursuant to Rules 14a-8(i)(3) as materially false and misleading in violation of Rule 14a-9.

2. *The Proposal May Be Excluded Under Rule 14a-8(i)(3) As Contrary To Rule 14a-9, Because It Is Materially False And Misleading*

The Company believes that the Proposal may be properly excluded under Rule 14a-8(i)(3) because the Proposal contains numerous impermissibly false, misleading and irrelevant references to discrimination based on sexual orientation, and the sheer number of statements that must be omitted or substantially revised renders the Proposal false and misleading as a whole. The Proposal begins by stating that "Questar does not explicitly prohibit discrimination based on sexual orientation and gender identity (or gender expression) in its written employment policy." With respect to discrimination based on sexual orientation, this statement is patently false. The Company's Business and Ethics Compliance Policy, which is available on the Company's website, explicitly prohibits discrimination based on sexual orientation.[1] The Company's human resources manual and hiring materials also explicitly prohibit discrimination based on sexual orientation.

---

[1] The Company's Business Ethics and Compliance Policy, which is available on the Company's website at http://investor.shareholder.com/questarcorp/documents.cfm, provides on page 2 in the "Employment Practices" section:

> "Questar will provide equal opportunity to applicants and employees in the areas of hiring, training, promotion and compensation without regard to race, religion, age, gender, disability, *sexual orientation*, veteran status or national origin. All employees are entitled to work and participate in employer-sponsored activities in an environment free of sexual,

The Company notes that in early October 2009, the Proponents contacted the Company to urge the Company to prohibit discrimination based on sexual orientation and gender identity or expression. At such time, the Company's written policies did not explicitly prohibit discrimination based on sexual orientation and gender identity or expression. However, at the end of October, after further internal discussions and analysis by the Company, the Company amended its written employment policies to explicitly prohibit discrimination based on sexual orientation. At this time, the Company also considered amending its written employment policies to prohibit discrimination based on gender identity but found such policy too difficult to define and implement. The Company's revised Business and Ethics Compliance Policy, which reflects the Company's prohibition on discrimination on the basis of sexual orientation, has been available on the Company's website since October 21, 2009, more than one month prior to the Proponents' submission of the Proposal to the Company.

Irrespective of any misunderstanding by the Proponents as to the Company's written employment policies, the fact remains that the Proposal is materially false and misleading in stating that the Company does not explicitly prohibit discrimination based on sexual orientation. This falsehood is magnified by the Proposal's almost singular focus on sexual orientation-based discrimination (without reference to gender identity or expression). For example, 8 of the 12 clauses (ending in a period or semi-colon) in the "Whereas" section of the Proposal, which purports to provide factual support for the Proposal, explicitly reference sexual orientation or gay and lesbian employment without making any reference to gender identity or expression. These clauses include the following:

- "According to a June 2008 survey..., 65% of gay and lesbian workers in the United States reported facing some form of job discrimination related to sexual orientation. An earlier survey found that almost one out of every 10 gay or lesbian adults also reported that they had been fired or dismissed unfairly from a previous job, or pressured to quit a job, because of their sexual orientation."
- "Our company has operations in and makes sales to institutions in states and cities that prohibit discrimination on the basis of sexual orientation;"

---

ethnic and religious harassment, hostility or intimidation. Questar's policies require compliance with all state or federal antidiscrimination laws. The Human Resources staff can provide guidance for dealing with questions or concerns about the Anti-Discrimination Policy or the Harassment Policy." [emphasis added]

- "A growing number of companies in the energy sector, such as BP and Chevron, explicitly prohibit sexual orientation in their written policies."
- "National public opinion polls consistently find more than three quarters of the American people support equal rights in the workplace for gay men, lesbians and bisexuals. In a Gallup poll conducted in May 2007, 89% of respondents favored equal opportunity in employment for gays and lesbians."

In contrast, only one sentence in the entire Proposal makes any reference to discrimination based on gender identity (or gender expression) without also referring to discrimination based on sexual orientation. The false statements in the Proposal relating to the Company's policy on sexual orientation-based discrimination and the Proposal's focus on such form of discrimination (without reference to gender identity) create the false impression that the Company does not explicitly prohibit discrimination based on sexual orientation. Furthermore, shareholders are likely to conclude that the principle intent and effect of the Proposal would be for the Company to prohibit discrimination based on sexual orientation, even though such policy is already in place and has been substantially implemented by the Company. The Proposal contains so many statements requiring revision or deletion that any revision of the Proposal would effectively render it an entirely new proposal. The Company believes that the confusing co-mingling of gender identity or expression-based discrimination with sexual orientation-based discrimination, and in particular the overwhelming emphasis placed on sexual orientation-based discrimination, renders the entire Proposal materially false and misleading in violation of Rule 14a-9.

B. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because it is Vague and Indefinite and thus Materially False and Misleading in Violation of Rule 14a-9

1. *Background of Relief Under Rule 14a-8(i)(3) for Proposals Which are Vague and Indefinite*

As discussed above, because the Proposal falsely states that the Company's written employment policies do not prohibit discrimination based on sexual orientation, and because of the Proposal's overwhelming focus on this form of discrimination, the Company believes the entire Proposal is materially false and misleading in violation of Rule 14a-9, and therefore may properly be excluded in its entirety pursuant to Rule 14a-8(i)(3). Alternatively, if the Staff is only able to concur with the exclusion of the portions of the Proposal referring to sexual orientation, the Company believes that the portions of the Proposal relating to gender identity or expression are vague and indefinite and thus materially false and misleading in violation of Rule 14a-9. As discussed above, Rule 14a-8(i)(3) provides that a company may exclude a proposal if the proposal is materially false or misleading in violation of Rule 14a-9. The Staff has further stated that a proposal will violate Rule 14a-8(i)(3) when "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Section B.4 of SLB No. 14B; *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) (stating that "it appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail").

In this regard, the Staff has previously concurred with the exclusion of shareholder proposals under Rule 14a-8(i)(3) where the proposals have failed to define key terms or where the meaning and application of terms or standards under the proposals "would be subject to differing interpretations." *Fuqua Industries, Inc.* (March 12, 1991). *See, e.g., Verizon Communications Inc.* (February 21, 2008) (concurring with exclusion of a proposal regarding compensation for senior executives because proposal did not adequately define criteria for calculating incentive compensation); *Berkshire Hathaway Inc.* (March 2, 2007) (permitting exclusion of a proposal restricting Berkshire from investing in securities of any foreign corporation that engages in activities prohibited for U.S. corporations by Executive Order because proposal does not adequately disclose to shareholders the extent to which proposal would operate to bar investment in all foreign corporations); *Exxon Corporation* (January 29, 1992) (permitting exclusion of a proposal regarding board member criteria because vague terms were subject to differing interpretations); and *NYNEX Corp.* (January 12, 1990) (concurring with the exclusion of a proposal that was "so inherently vague and indefinite" that any action by the company "could be significantly different from the action envisioned by shareholders voting on the proposal"). As discussed below, the Company believes that the portions of the Proposal relating to "gender identity or expression" are sufficiently vague and indefinite so as to fit well within the bounds of the Staff's prior no-action relief under Rule 14a-8(i)(3).

2. *The Proposal is Impermissibly Vague and Indefinite*

a. *Definition of Gender Identity or Expression*

Like the proposals in the precedents cited above, the Proposal is impermissibly vague and indefinite because it fails to define key terms or otherwise provide guidance on how the Proposal would be implemented if adopted by the Company. Neither the meaning and scope of the term "gender identity or expression," nor the description of the class of persons intended to fit within the protected class, is defined in the Proposal. As a result, the Proponents' contemplation of the term "gender identity or expression" may be entirely different than the Company's or shareholders' understanding of that term. Neither the Company nor shareholders can know with any certainty what is intended by the term "gender identity or expression" and what persons or conduct would be protected under that class. Therefore, neither the Company nor the shareholders would be able to determine with reasonable certainty what specific actions the Proposal requires or be able to understand the implications of implementing the Proposal.

The Company has diligently attempted to determine the meaning of "gender identity or expression" so that it would be able to understand the standards for the implementation of the Proposal. As noted in the Proposal, more than 12 states and the District of Columbia have laws prohibiting employment discrimination based on gender identity or expression. However, the definitions of gender identity or expression in such statutes are vague and vary from state to state. For instance, the District of Columbia's statute provides that "'Gender identity or expression' means a gender-related identity, appearance, expression, or behavior of an individual, regardless of the individual's assigned sex at birth." D.C. Code § 2-1401.02(12A). The definition is no more precise than the phrase defined. As a further example, in early 2008, a bill (Bill No. 89) was introduced (though not adopted) in the State of Utah (the Company's home state) to include protection from discrimination based on gender identity. In the bill, "gender identity" was defined as "a person's self-perception, or the perception by another person, of the person's identity as a male or female: (a) on the basis of the person's appearance, behavior, or physical characteristics; and (b) whether or not it is different than the person's: (i) physical anatomy; or (ii) designated sex at birth." This definition is very broad and does not provide examples of identifiable characteristics, nor does it provide any clarity as to what might be considered an expression of one's gender identity. Furthermore, since the laws prohibiting employment discrimination based on gender identity or expression were adopted relatively recently, in the Company's view, there is not a sufficient amount of case law to provide guidance as to what characteristics or forms of expression are protected by such statutes, and therefore might be protected by any policy implemented by the Company.

b. *Scope of Protection*

As a result of the lack of clarity as to the meaning and scope of "gender identity or expression" in the Proposal and statutory and case law, the Company is, and shareholders voting on the Proposal would be, unable to determine what the Proposal requires by prohibiting discrimination based on "gender identity or expression." It is unclear whether adoption of the Proposal mandates that all manifestations and expressions of any employee's personal gender identity or expression be acceptable on the job and, in fact, protected, or only certain forms. For instance, it is not clear whether transvestite employees are intended to be or would be covered by the Proposal, or whether there can be any limits on gender expression placed on employees who interact with the public (such as meter reading, customer service offices, in-home service calls, etc.). Also, it is unclear as to whether (i) the Proposal protects deliberately exaggerated or overstated expressions of one's gender identity and (ii) whether behavior can be limited without violating gender identity or expression rights. Neither the Company nor the shareholders voting on the Proposal can know whether the Company would be permitted to exercise any judgment (or the extent of such judgment) in determining which behavior can be attributed to gender identity or expression and which cannot. It appears that any specific standard set by the Company in implementing the Proposal could by default limit someone's expression of gender identity.

Moreover, implementing the Proposal may unintentionally override other Company policies currently in place. For example, setting a dress code or a policy prohibiting certain behavior in the office may be in conflict with the protection of gender identity or expression. After all, it appears that the Proposal would protect a female employee dressed too provocatively for the office setting, if in so dressing, she claims to express her femininity. In addition, implementation of the Proposal might be interpreted to override the Company's safety regulations. It might be argued that the Proposal would permit a male employee not to wear safety gear if wearing safety gear would violate his expression of his masculinity. The inability to define the protected behavior and set standards for the implementation of the Proposal would affect the predictability and consistency in both managing the workforce and training personnel to comply with the Company's policies and practices.

In light of the considerations raised above, it is possible that some forms of gender identity or expression which might be covered by the Proposal might be viewed as inappropriate by a reasonable person and thus not supported by the Company and its shareholders. However, given the Proposal's vagueness, neither the Company nor the shareholders can be certain whether adoption of the Proposal would entail permitting such forms of gender identity or expression. If the Proposal were adopted, the Company would have to take into account the countless ways in which gender identity could be expressed in order to implement guidelines, which may or may not have been intended by the Proposal (or the Company's shareholders in adopting the Proposal). Accordingly, the Company believes the Proposal is too vague for the Company to implement with any reasonable certainty that such implementation is in line with the expectations of the Proponents or, if approved at the 2010 annual meeting, the Company's shareholders.

The Company has no desire to trivialize the important concerns that the Proponents in good faith seeks to address. However, the broad language of the Proposal appears to encompass expressions of gender identity which can only be limited by the desire and imagination of the expresser. Without making any value judgments with respect to any of the issues raised above, the Company firmly believes that it and its shareholders need to understand clearly what they are being asked to approve. The Proposal does not provide such clarity and therefore is impermissibly vague and indefinite and thus materially false and misleading in violation of Rule 14a-9.

III. CONCLUSION

For the reasons stated above, the Company requests that the Staff concur with the Company's view that the Proposal may properly be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal is materially false and misleading in violation of Rule 14a-9 and, alternatively, the portions of the Proposal relating to gender identity (or expression) are vague and indefinite and thus materially false and misleading in violation of Rule 14a-9.

This letter is being filed with the Commission pursuant to Rule 14a-8(j) no later than 80 calendar days before the Company intends to file its definitive Proxy Materials.

On behalf of the Company, we request that the Staff e-mail a copy of its response to this letter to the undersigned (richard.grossman@skadden.com) and to Trillium (salpern@trilliuminvest.com).

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (212) 735-2116.

Very truly yours,



Richard J. Grossman

cc: Abby Jones, Esq., Questar Corporation
Shelley Alpern, Trillium Asset Management Corporation
Amy Augustine, Calvert Asset Management Company, Inc.

TRILLIUM ASSET MANAGEMENT®
25 Years of Investing for a Better World®

Trillium Asset Management Corporation
www.trilliuminvest.com

December 8, 2009

Thomas C. Jepperson
Vice President and General Counsel
Questar Corp.
180 East 100 South Street
PO Box 45433
Salt Lake City, UT 84145-0433
Via (email) PDF and mail

Dear Mr. Jepperson:

Trillium Asset Management Corporation ("Trillium") is an investment firm based in Boston specializing in socially responsible asset management.

In October, Trillium and the Calvert Group sent the enclosed letter to your attention, seeking dialogue on Questar's equal employment policies. As the letter indicates, it has been our hope to persuade Questar of the merits of expanding its nondiscrimination policies to include protections based on sexual orientation and gender identity and expression. As we did not receive a response to our letter, we have formalized our request in the enclosed shareholder proposal.

Trillium submits this resolution for inclusion in the proxy statement, in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. Per Rule 14a-8, Trillium holds more than $2,000 of Questar common stock managed on behalf of Ms. Louise B. Rice, who acquired this position more than one year prior to this date and which has been held continuously for that time. Ms. Rice will remain invested in this position continuously through the date of the 2010 annual meeting. Verification of ownership will be forwarded separately. We will send a representative to the stockholders' meeting to move the resolution as required by the SEC rules.

We hope that Questar will engage in the dialogue we are seeking, and that a successful outcome will allow us to withdraw our proposal. Please direct any communications to me at (617) 292-8026, x 248 or salpern@trilliuminvest.com. I look forward to your response.

Sincerely,



Shelley Alpern
Director of Social Research and Advocacy

BOSTON	DURHAM	SAN FRANCISCO	BOISE
711 Atlantic Avenue	353 West Main Street, Second Floor	369 Pine Street, Suite 711	950 W. Bannock Street, Suite 530
Boston, Massachusetts 02111-2809	Durham, North Carolina 27701-3215	San Francisco, California 94104-3310	Boise, Idaho 83702-6118
T: 617-423-6655 F: 617-482-6179	T: 919-688-1265 F: 919-688-1451	T: 415-392-4806 F: 415-392-4535	T: 208-387-0777 F: 208-387-0278
800-548-5684	800-853-1311	800-933-4806	800-567-0538

QUESTAR CORP. - NONDISCRIMINATION POLICY

Whereas: Questar does not explicitly prohibit discrimination based on sexual orientation and gender identity (or gender expression) in its written employment policy;

Over 87% of the Fortune 500 companies have adopted written nondiscrimination policies prohibiting discrimination on the basis of sexual orientation, as have more than 97% of Fortune 100 companies, according to the Human Rights Campaign. Nearly 70% of the Fortune 100 and over 40% of the Fortune 500 now prohibit discrimination based on gender identity or expression;

We believe that corporations that prohibit discrimination on the basis of sexual orientation and gender identity or expression have a competitive advantage in recruiting and retaining employees from the widest talent pool;

According to a June 2008 survey by Harris Interactive and Witeck-Combs, 65% of gay and lesbian workers in the United States reported facing some form of job discrimination related to sexual orientation. An earlier survey found that almost one out of every 10 gay or lesbian adults also reported that they had been fired or dismissed unfairly from a previous job, or pressured to quit a job, because of their sexual orientation;

Twenty-one states, the District of Columbia, and more than 180 cities and counties, have laws prohibiting employment discrimination based on sexual orientation; 12 states, the District of Columbia, and more than 104 cities and counties have laws prohibiting employment discrimination based on sexual orientation and gender identity or expression;..

Minneapolis, San Francisco, Seattle and Los Angeles have adopted legislation restricting business with companies that do not guarantee equal treatment for gay and lesbian employees; the City of Minneapolis's nondiscrimination laws reference both sexual orientation and gender identity;

Our company has operations in and makes sales to institutions in states and cities that prohibit discrimination on the basis of sexual orientation;

A growing number of companies in the energy sector, such as BP and Chevron, explicitly prohibit sexual orientation in their written policies;

National public opinion polls consistently find more than three quarters of the American people support equal rights in the workplace for gay men, lesbians and bisexuals. In a Gallup poll conducted in May 2007, 89% of respondents favored equal opportunity in employment for gays and lesbians.

Resolved: The Shareholders request that Questar amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and gender identity or expression and substantially implement the policy.

Supporting Statement: Employment discrimination on the basis of sexual orientation and gender identity diminishes employee morale and productivity. Because state and local laws are inconsistent with respect to employment discrimination, our company would benefit from a consistent, corporate-wide policy to enhance efforts to prevent discrimination, resolve complaints internally, access employees from the broadest talent pool, and ensure a respectful and supportive atmosphere for all employees. Questar will enhance its competitive edge by joining the growing ranks of companies guaranteeing equal opportunity for all employees.